21. SUBSIDIARIES OF THE COMPANY

Tiger Telematics, USA, Inc. a Delaware corporation, operationally dormant

Media Flooring Inc., a Florida Corporation dormantn the parent of Floor Decor LLC., a Florida Corporation dormant, which rights were conveyed to Minime Inc. in a Asset Purchase Agreement.

Tiger Telematics Europe Ltd., a United Kingdom Corporation